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February 17, 2012	Jessica Reece (617) 235-4636 jessica.reece@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 147
Dear Mr. Thompson:
I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 147 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 2, 2011 in connection with the registration of certain share classes of Allianz Global Investors Money Market Fund, a new series of the Trust (the “Fund”). We received your oral comments regarding the Amendment via telephone on January 19, 2012. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 149 to the Trust’s Registration Statement, which was filed on February 15, 2012 pursuant to Rule 485(b) under the Securities Act.
Prospectus
1.	Comment: Please remove the clause “by investing in U.S. dollar-denominated money market securities” from the Fund’s investment objective.

Response: The Fund pursues its investment objective through a “master-feeder” arrangement and invests substantially all of its investable assets in a master fund, the State Street Money Market Portfolio (the “Master Portfolio”), which is sponsored and managed by an entity that is not affiliated with the Fund’s investment adviser. The Fund’s investment objective is identical to that of the Master Portfolio and so the Trust respectfully submits that it will modify the Fund’s stated investment objective when, and if, the Master Portfolio modifies its investment objective and related disclosure.

2.	Comment: Please add a footnote to the Shareholder Fees and Annual Fund Operating Expenses tables stating that the Annual Fund Operating Expenses Table and the Examples reflect the aggregate expenses of the Fund and the Master Portfolio, pursuant to Instruction 1(d) to Item 3 of Form N-1A.

Response: The Trust has added the requested footnote.

3.	Comment: Please revise footnote 3 to the Annual Fund Operating Expenses table to remove the following disclosure: “Other Expenses include a separate administrative fee of 0.05% for services provided by AGIFM.”

Response: The requested change has been made.

4.	Comment: Please revise footnote 4 to the Annual Fund Operating Expenses table to remove the following disclosure, which is not permitted pursuant to Instruction 3(e) to Item 3 of Form N-1A: “To maintain certain net yields for the Fund, the Manager or its affiliates may temporarily and voluntarily waive, reduce or reimburse all or any portion of the Fund’s fees and expenses.”

Response: The requested change has been made.

5.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within the Fund’s Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary.”

Response: Although the Trust believes that the current disclosure is appropriate in the Fund Summary, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of fund shares and the process for the pricing of fund shares, in the case of a money market fund which seeks to maintain a $1.00 NAV the description of variations in NAV is not as relevant as to other funds. The Trust has therefore removed the noted disclosure.

6.	Comment: Please revise the sentence in the section titled “Tax Information” within the Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act

Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

7.	Comment: In the section titled “Principal Investments and Strategies of the Fund,” please state whether the investment objective of the Fund may be changed without shareholder approval.

Response: The referenced section in the Fund’s statutory prospectus has been revised to include the following statement: “The investment objective of the Fund and of the Master Portfolio may be changed without shareholder approval.”

8.	Comment: Please confirm that the principal risks listed in the section titled “Principal Investments and Strategies of the Fund — Principal Risks” are correct and are the same as those described in the Fund’s Fund Summary.

Response: The Trust has revised the “Principal Investments and Strategies of the Fund — Principal Risks” section to conform with the principal risks described in the Fund Summary.
SAI
9.	Comment: Please remove subsection (iv) to the disclosure immediately following the section titled “Fundamental Investment Restrictions” (duplicated below) as it beyond the scope contemplated by Guide 19 to Form N-1A.
Notwithstanding the concentration policy of the Fund (as set forth in Investment Restriction No. 1, above) the Fund is permitted to invest, without limit, in bankers’ acceptances, certificates of deposit and similar instruments issued by: (i) U.S. banks, (ii) U.S. branches of foreign banks (in circumstances in which the U.S. branches of foreign banks are subject to the same regulation as U.S. banks), (iii) foreign branches of U.S. banks (in circumstances in which the Fund will have recourse to the U.S. bank for the obligations of the foreign branch), and (iv) foreign branches of foreign banks to the extent that the Manager were to determine that the foreign branches of foreign banks are subject to the same or substantially similar regulations as U.S. banks.
Response: The noted disclosure is identical to disclosure provided in the Master Portfolio’s registration statement and so the Trust respectfully submits that it will modify such disclosure when, and if, the Master Portfolio modifies the related disclosure in its registration statement.

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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
Jessica Reece, Esq.

cc:	Brian S. Shlissel Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq. George B. Raine, Esq.